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SECU1 04015211 1MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34156

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  845 Main Street, Suite G
                          (No. and Street)

  Osterville   MA   02655-2054
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert F. Downing__   508-420-7364
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Raphael and Raphael LLP
                  (Name – if individual, state last, first, middle name)

  52 Church St.   Boston   MA   02116
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Robert F. Downing_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Downing & Co. Inc._ , as of _Dec 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

JASLEEN MONGA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 14, 2006

2/13/04 .

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Independent Auditor's Report

To the Board of Directors of
Downing & Co., Inc.
Osterville, Massachusetts 02655

We have audited the accompanying balance sheets of Downing & Co., Inc. at December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downing & Co., Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 11, 2004

DOWNING & CO., INC.

Balance Sheets
As of December 31, 2003 and 2002

ASSETS

		2003		2002
CURRENT ASSETS:				
Cash and Cash Equivalents	$	6,395	$	5,718
Due from Parent		47,513		47,553
TOTAL CURRENT ASSETS		53,908		53,271
TOTAL ASSETS	$	53,908	$	53,271

LIABILITIES AND CAPITAL

		2003		2002
CURRENT LIABILITIES:				
Accrued Expenses	$	456	$	456
TOTAL CURRENT LIABILITIES		456		456
CAPITAL:				
Capital Stock - Common, No Par Value				
Authorized 10,200 Shares; Issued 1,400 Shares		1		1
Paid in Captial		42,000		42,000
Retained Earnings		26,451		25,814
Total		68,452		67,815
Less - Treasury Stock - 140 Shares At Cost		15,000		15,000
TOTAL CAPITAL		53,452		52,815
TOTAL LIABILITIES AND CAPITAL	$	53,908	$	53,271

The accompanying notes are an integral part of the financial statements.

2



DOWNING & CO., INC.

Statements of Income
For The Years Ended December 31, 2003 and 2002

	2003	2002
OPERATING INCOME:		
Commissions and Fees	$ 93,500	$ -
OPERATING EXPENSES:		
Registration and Assessments	1,632	1,305
Office and Miscellaneous Expense	3,691	894
Management Fees	87,540	-
TOTAL OPERATING EXPENSES	92,863	2,199
OPERATING INCOME (LOSS)	637	(2,199)
Add - INVESTMENT INCOME:		
Miscellaneous Income	-	196
NET INCOME (LOSS) FOR THE YEAR	$ 637	$ (2,003)

The accompanying notes are an integral part of the financial statments.

3



DOWNING & CO., INC.

Statements of Retained Earnings
For the Years ended December 31, 2003 and 2002

	2003	2002
RETAINED EARNINGS, BEGINNING	$ 25,814	$ 27,817
Net Income (Loss) for the Year	637	(2,003)
RETAINED EARNINGS, ENDING	$ 26,451	$ 25,814

The accompanying notes are an integral part of the financial statments.

4



DOWNING & CO., INC.

Statements of Cash Flows
For The Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net Income (Loss)	$ 637	$ (2,003)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Receivable from (to) Affiliate	40	(20,299)
Total Adjustments	40	(20,299)
Net Cash Provided (Used) by Operating Activities	677	(22,302)
Net Increase (Decrease) of Cash and Cash Equivalents	677	(22,302)
Cash and Cash Equivalents at Beginning of Year	5,718	28,020
Cash and Cash Equivalents at End of Year	$ 6,395	$ 5,718

The accompanying notes are an integral part of the financial statements.

5



Raphael and Raphael LLP
Certified Public Accountants and Consultants

Notes to Financial Statements
December 31, 2003 and 2002

Note 1 - ORGANIZATION AND OPERATION:

Downing & Co., Inc., a Massachusetts corporation, became a wholly owned subsidiary of Downing & Company Holdings, Inc. on May 1, 1988.

The Company is an investment banking firm with offices in Osterville, Massachusetts.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its records on the accrual basis.

For 2003 and 2002 operating expenses are borne by the parent company which charges a management fee based on revenue, after allocating specific charges.

The income for the year is included in the consolidated income tax return of the parent company. The Company computes its federal and state income taxes as if it filed separate returns and credits the subsidiary company its share of the income taxes.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Note 3 - PENSION PLAN:

The Company had a defined benefit plan for employees over age 20 with a minimum service of 1 year. The required contributions were paid by the Company. The plan was terminated in 1989 and the employee benefits were frozen. The employee benefits were transferred to a defined contribution plan covering employees of the parent company and its subsidiary. In 1991, an amendment was added empowering the Trustee to acquire and hold qualifying employer's securities, as these terms are defined in the Employee Retirement Income Security Act of 1974.

Note 4 - RELATED PARTY TRANSACTIONS:

Downing & Company Holdings, Inc. provides management service to the Company. For 2003 management fees amounted to $87,540 and for 2002, $0.



DOWNING & CO., INC.

Notes to Financial Statements
December 31, 2003 and 2002

Note 5 - INCOME TAXES:

Federal income tax expense consists of the following:

	2003	2002
Federal and State Income Taxes	NONE	NONE
Less - Tax Benefits of Net Operating		
Loss Carryforward	NONE	NONE
Current Provision	NONE	NONE

The Company sustained substantial consolidated losses for the years 1994, 1996, 1997, 1998, 1999, 2000, 2001 and 2002. It could not be determined whether enough income would be generated to offset this loss, so no deferred asset was recorded. There remains a consolidated net operating loss carryforward of approximately $1,154,786 which expires in 2009-2023.

December 31, 2003

SCHEDULE I

Computation of Net Capital

Line			
3	Total Ownership Equity Qualified for Net Capital	$	53,452
	Deduct:		
6A	Non- Allowable Assets		47,513
8	Net Capital Before Haircuts		5,939
9	Haircuts on Securities		-
10	Net Capital	$	5,939

SCHEDULE II

Computation of Basic Net Capital Requirement

11	Minimum Net Capital Required (6-2/3% of Line 19)	30
12	Minimum Dollar Net Capital Requirement	5,000
13	Net Capital Requirement (Greater of Line 11 or 12)	5,000
14	Excess Net Capital (Line 10 Less Line 13)	939
15	Excess Net Capital at 1,000% (Line 10 Less 10% of Line 19)	5,893

SCHEDULE III

Computation of Aggregate Indebtedness

16	Total A.I. Liabilities from Statement of Financial Position	456
19	Total Aggregate Indebtedness	456
20	Percentage of Aggregate Indebtedness to Net Capital	8 %

DOWNING & CO., INC.

December 31, 2003

Reconciliation of Audited Computation of Net Capital to Net
Capital Per Focus Report

Net Capital Per Focus Report		$	6,395
Auditor's Adjustments			(496)
Per Audit Computation - Non-Allowed Assets	$ 47,513		
Per Focus Report	47,553		40
Per Audited Report - Haircut on Securities	-		
Per Focus Report			(-)
Per Audited Computation		$	5,939

We found no material inadequacies in our examination of the financial reports for the year ended December 31, 2003.

Raphael and Raphael LLP

9

 **Raphael** *and* **Raphael** LLP
Certified Public Accountants and Consultants

 52 Church Street
Boston, MA 02116

Board of Directors
Downing & Co., Inc.
Osterville, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Downing & Co., Inc. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 11, 2004


Raphael and Raphael LLP
Certified Public Accountants and Consultants